

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 10, 2017

Via E-mail
Mr. Harold W. Andrews, Jr.
Executive Vice President,
Chief Financial Officer and Secretary
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

> **Re:** **Sabra Health Care REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed on February 22, 2017**
> **File No. 001-34950**
>
> **Form 8-K**
> **Filed on May 8, 2017**
> **File No. 001-34950**

Dear Mr. Andrews:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Real Estate Investments and Rental Revenue Recognition

Real Estate Acquisition Valuation, page F-9

1.   Please clarify for us if you record asset acquisitions on a relative fair value basis. Please revise future periodic filings, as applicable.

<u>Form 8-K filed May 8, 2017</u>

<u>Exhibit 99.1</u>

<u>Reconciliation of NOI and Cash NOI, page 12</u>

2.   In future press releases, please revise your NOI reconciliation to comply with Item 10(e)(1)(i)(B) of Regulation S-K which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable GAAP measure (i.e. net income). Further, your reconciliation should begin with the GAAP measure, so the non-GAAP measures do not receive undue prominence. Please refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to your presentation of NOI within your supplemental information.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3295 with any questions.

                        Sincerely,

                        /s/ Jennifer Monick

                        Jennifer Monick
                        Assistant Chief Accountant
                        Office of Real Estate and
                        Commodities